TITAN INTERNATIONAL, INC.

July 24, 2012

Rufus Decker
Accounting Branch Chief
United States
Securities and Exchange Commission
Washington, D.C. 20549-7010

RE:          Titan International, Inc.
Form 10-K for the Year ended December 31, 2011
Filed February 23, 2012
Form 10-Q for the Quarter ended March 31, 2012
Filed April 26, 2012
Response dated June 25, 2012
File No. 1-12936

Dear Mr. Decker,

We are responding to your comment letter dated July 10, 2012, which relates to Titan’s June 25, 2012 response to your previous comment letter.  Please see the attached Exhibit A for the Company’s responses to your letter.

Please do not hesitate to contact Paul Reitz at 217-221-4455 or Cheri Holley at 217-221-4484 if you have any questions concerning the Company’s response.

Sincerely,

/s/ Paul G. Reitz	/s/ Cheri T. Holley
Paul G. Reitz	Cheri T. Holley
Chief Financial Officer	Vice President, Secretary
and General Counsel

EXHIBIT A – COMMENTS & RESPONSES

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011

General

1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like. These revisions should be included in your future filings.

Response to comment 1:

Titan International, Inc. (“Titan” or the “Company”) has provided intended disclosure for comments below which request additional disclosure or other revisions to be made.  These revisions, when applicable, will be included in the future filings of the Company.

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

Results of Operations, page 20

2.
We have reviewed your response to prior comment two from our letter dated May 23, 2012.  As we previously requested, please enhance your disclosure to separately discuss the business reasons for the changes between periods in net sales, cost of sales and gross profit for each of your segments.  In doing so, please disclose the amount of each significant change in line items between periods and the business reasons for it. In circumstances where there is more than one business reason for the change, attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. Please show us what your revised MD&A will look like. See Item 303(a)(3) of Regulation S-K.

Response to comment 2:

The updated disclosure would be as follows (additions/updates are underlined):

Agricultural Segment Results
Net sales in the agricultural market were $960.7 million for the year ended December 31, 2011, as compared to $675.2 million in 2010, an increase of 42%.  Sales increased as the result of the April acquisition of the Goodyear Latin American farm tire business including the Sao Paulo, Brazil manufacturing facility which recorded agricultural market sales of $89.7 million for the year ended December 31, 2011.  Net sales excluding this acquisition for the year ended December 31, 2011, were $871.0 million, an increase of 29% from 2010.  Sales volume was approximately 16% higher as the result of strong agricultural market demand from both OEM and aftermarket customers.  Sales increased by approximately 13% from price/mix improvements which resulted largely from increased raw material prices that were passed on to customers.

Gross profit in the agricultural market was $177.1 million for the year 2011, as compared to $108.1 million in 2010.  Income from operations in the agricultural market was $158.3 million for the year 2011, as compared to $92.0 million in 2010.  The Company's gross profit and income from operations benefited from improved plant utilization resulting from the higher sales levels.

Earthmoving/Construction Segment Results
The Company's earthmoving/construction market net sales were $306.8 million for the year ended December 31, 2011, as compared to $191.0 million in 2010, an increase of 61%.  Sales increased by approximately 73% as the result of price/mix improvements.  This increase was driven by price/mix improvements from stronger demand for larger products used in the mining industry.  This large increase was partially offset by approximately 12% lower sales volume when compared to 2010.

Gross profit in the earthmoving/construction market was $39.3 million for the year 2011, as compared to gross loss of $(3.4) million in 2010.  The Company's earthmoving/construction market income from operations was $32.8 million for the year 2011, as compared to a loss of $(11.3) million in 2010.  The Company's gross profit and income from operations benefited from the mix changes to larger products that generally carry higher margins.

A - 1

Consumer Segment Results
Consumer market net sales were $219.5 million for the year ended December 31, 2011, as compared to $15.4 million in 2010, an increase of 1,328%.  The increase in net sales was primarily the result of the Goodyear Latin American farm tire acquisition agreement, which included supply agreements for certain product sales, which are included in the consumer segment.  Sales under these agreements were $186.8 million for the year ended December 31, 2011.  Additional 2011 acquisitions provided consumer market sales of $14.8 million for the year ended December 31, 2011.  Excluding these acquisitions, consumer market sales for the year ended December 31, 2011, were $17.9 million a 16% increase from 2010.  This increase was the result of price/mix improvements of approximately 24% offset by volume decreases of approximately 8%.

Gross profit from the consumer market was $18.9 million in 2011 as compared to $2.9 million in 2010.  Consumer market income from operations was $11.1 million for the year 2011, as compared to $2.5 million in 2010.  The Company's increase in gross profit and income from operations primarily resulted from the supply agreements.

The updated disclosure for the March 31, 2012 Form 10-Q would be as follows (additions/updates are underlined):

Agricultural Segment Results
Net sales in the agricultural market were $295.8 million for the first quarter of 2012, as compared to $210.0 million in 2011, an increase of 41%. The increase in net sales was primarily the result of the April 2011 acquisition of the Goodyear Latin American farm tire business including the Sao Paulo, Brazil manufacturing facility which recorded agricultural market sales of $32.8 million for the quarter ended March 31, 2012.  Net first quarter 2012 agricultural market sales excluding the Brazil acquisition were $263.0 million, an increase of 25% from the first quarter of 2012.  Sales volume was approximately 12% higher as the result of strong agricultural market demand from OEM and aftermarket customers.  Sales increased by approximately 13% from price/mix improvements which resulted largely from increased raw material prices that were passed on to customers.

Gross profit in the agricultural market was $66.1 million for the first quarter of 2012, as compared to $47.7 million in 2011.  Income from operations in the agricultural market was $60.7 million for first quarter of 2012, compared to $42.9 million for the first quarter of 2011.  The Company's gross profit and income from operations benefited from improved plant utilization resulting from the higher sales levels.

Earthmoving/Construction Segment Results
The Company's earthmoving/construction market net sales were $104.6 million for the first quarter of 2012, as compared to $66.5 million in 2011, an increase of 57%.  Sales increased by approximately 42% as the result of price/mix improvements from stronger demand for larger products used in the mining industry.  Sales volume increased approximately 15% as a result of increased market demand.

Gross profit in the earthmoving/construction market was $22.3 million for the first quarter of 2012, as compared to $8.2 million in 2011.  The Company's earthmoving/construction market income from operations was $20.4 million for the first quarter of 2012 versus $6.3 million in 2011.  The Company's gross profit and income from operations benefited from improved plant utilization resulting from the higher sales levels and from the mix changes to larger products that generally carry higher margins.

Consumer Segment Results
Consumer market net sales were $62.7 million for the first quarter of 2012, as compared to $4.3 million in 2011, an increase of 1,358%.  The increase in net sales was primarily the result of the Goodyear Latin American farm tire acquisition agreement, which included supply agreements for certain product sales, which are included in the consumer segment.  Sales under these agreements were $57.5 million for the quarter ended March 31, 2012.  Excluding these sales, consumer market sales were $5.2 million in the first quarter of 2012.

Gross profit from the consumer market was $5.7 million for the first quarter of 2012, as compared to $1.0 million in 2011.  Consumer market income from operations was $3.1 million for the first quarter of 2012 versus $0.9 million in 2011.  The Company's increase in gross profit and income from operations primarily resulted from the supply agreements.

A - 2

Liquidity and Capital Resources, page 29

3.
We have reviewed your response to prior comment three from our letter dated May 23, 2012.  We note that you have added disclosure which states your current plans do not demonstrate a need to repatriate the foreign amounts to fund U.S. operations.  As we previously requested, please also disclose the fact that if foreign amounts are needed for your operations in the U.S., you would be required to accrue and pay U.S. taxes to repatriate these funds.  Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.06.a.

Response to comment 3:

The updated liquidity disclosure for the December 31, 2011, yearend would be as follows (additions are underlined):

LIQUIDITY OUTLOOK
At December 31, 2011, the Company had $129.2 million of cash and cash equivalents and $88.0 million of unused availability under the terms of its credit facility.  The cash and cash equivalents balance of $129.2 million includes $2.9 million held in foreign countries.  The Company’s current plans do not demonstrate a need to repatriate the foreign amounts to fund U.S. operations.  However, if foreign funds were needed for U.S. operations, the Company would be required to accrue and pay taxes to repatriate the funds.  The availability under the Company's $100 million credit facility was reduced by $12.0 million for letters of credit used to provide working capital to our Sao Paulo, Brazil manufacturing facility.  Titan expects to contribute approximately $7 million to its frozen defined benefit pension plans during 2012.
____________________________________________________________________________________________

At March 31, 2012, the Sao Paulo, Brazil facility was being treated as a branch for United States tax purposes.  Therefore, all earnings of the Brazilian operations are taxed currently in the U.S. and considered in the Company’s income tax provision as of March 31, 2012.  Going forward, when the Company has any material foreign cash which it intends to permanently reinvest, a disclosure similar to the updated disclosure above will be made.

A - 3